
March 2, 2026
Vancouver, British Columbia

Wheaton Precious Metals Announces Cetos Water as the Winner of its Future of Mining Challenge

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the winner of its second annual Future of Mining Challenge. Cetos Water has been awarded US$1 million for its unique technology that turns wastewater from mining activities into clean, reusable water.

"Cetos Water's approach to tackling one of mining's most pressing challenges exemplifies the type of bold, practical innovation we set out to support through the Future of Mining Challenge," said Randy Smallwood, Chief Executive Officer of Wheaton. "Their technology has the potential to improve how water is managed across mining operations, and we are proud to award them with $1 million to continue to advance their work."

"The mining industry continues to explore new ways to integrate sustainable solutions into core operations, and emerging technologies like this show strong promise in driving meaningful change," said Haytham Hodaly, President of Wheaton. "Cetos Water is working to enable more efficient reuse of water at mine sites by providing a low-energy, solvent-based approach. We are pleased to support a solution that has the potential to contribute to stronger environmental outcomes across the sector."

Building on its launch in September 2024, this year's Future of Mining Challenge focused on identifying innovative technologies that support sustainable water management in mining.

"Water is quickly becoming a defining constraint on mining operations worldwide — shaping project timelines, operating costs, production throughput, and permitting risk," said Shannon Knee, Founder and Chief Executive Officer of Cetos Water. "Cetos Water seeks to transform complex wastewater from a liability into a resilient resource: supporting discharge compliance and reducing tailings liabilities in water-abundant regions, while unlocking unconventional water supply in water-scarce areas. We're honored to be recognized by Wheaton Precious Metals and to help advance a more sustainable, water-secure future for mining worldwide."

Delivered in partnership with the University of British Columbia Sauder School of Business, the second annual Future of Mining Challenge attracted a significant number of high-quality applications from ventures around the world, underscoring the growing momentum behind innovation aimed at making mining more sustainable. In addition to Cetos Water, Wheaton recognized pH7 Technologies and H2nanO as finalists. All three finalists participated in a technology showcase, where they presented their solutions and highlighted the potential impact of their innovations to industry stakeholders.

Wheaton congratulates all participating ventures and is encouraged by the range of solutions advancing meaningful progress across the mining sector. The third edition of the challenge will be focused on technologies that reduce the impact on land through more efficient mining and processing. To learn more, please visit www.futureofmining.ca. Applications for the 2026-2027 Future of Mining Challenge will open later this year.

About Wheaton Precious Metals Corp.
Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM.

For further information:

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel:1-844-288-9878
Email: info@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to climate change and sustainability commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"), the ability of any technology identified in the Wheaton Future of Mining Challenge to potentially address water-related issues across mining operations, the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge, the payment of $1 million to an award recipient, and the ability of an award recipient to potentially reduce greenhouse gas emissions across mining operations. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve sustainability commitments and goals at both Wheaton and the Mining Operations, the ability to identify a technology that address water-related issues across mining operations, the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge, the payment of $1 million to an award recipient, and the ability of an award recipient to reduce greenhouse gas emissions across mining operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2024 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2024, available on SEDAR+ and in Wheaton's Form 6-K filed March 13, 2025. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that climate change and sustainability commitments and goals at both Wheaton and the Mining Operations will be achieved, that technology identified in the Wheaton Future of Mining Challenge will potentially be able to address water-related issues across mining operations, that the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge will be successful, that the payment of $1 million to an award recipient will be made, and that an award recipient will potentially be able to address water-related issues across mining operations. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. There may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.